Atlassian Announces Third Quarter Fiscal Year 2022 Results
Quarterly revenue of $740 million, up 30% year-over-year
Quarterly subscription revenue of $555 million, up 59% year-over-year
Quarterly IFRS operating margin of (2)% and non-IFRS operating margin of 24%
Quarterly cash flow from operations of $353 million and free cash flow of $312 million
TEAM, Anywhere/SAN FRANCISCO (April 28, 2022) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its third quarter of fiscal year 2022 ended March 31, 2022 and released a shareholder letter available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q3fy22. The shareholder letter was also posted to the Investor Relations section of Atlassian’s website at https://investors.atlassian.com.
“It was amazing to experience the enthusiasm of the Atlassian community in-person at Team ’22,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “It’s such an honor to hear from our passionate users and partners about the mission-critical work we power. We are incredibly motivated by the role we play in transforming how teams collaborate, power digital transformation, and drive cultural change.”

“We now have line of sight to $10 billion in annual revenue based on our current markets and products,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “Atlassian has a 20-year track record of growing our ambition and we’ve never been more excited about the opportunities in front of us.”

Third Quarter Fiscal Year 2022 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $740.5 million for the third quarter of fiscal year 2022, up 30% from $568.7 million for the third quarter of fiscal year 2021.
•Operating Income (Loss) and Operating Margin: Operating loss was $16.1 million for the third quarter of fiscal year 2022, compared with operating income of $69.5 million for the third quarter of fiscal year 2021. Operating margin was (2)% for the third quarter of fiscal year 2022, compared with 12% for the third quarter of fiscal year 2021.
•Net Income (Loss) and Net Income (Loss) Per Diluted Share: Net loss was $31.1 million for the third quarter of fiscal year 2022, compared with net income of $159.8 million for the third quarter of fiscal year 2021. Net loss per diluted share was $0.12 for the third quarter of fiscal year 2022, compared with net income per diluted share of $0.63 for the third quarter of fiscal year 2021.
•Balance Sheet: Cash and cash equivalents plus short-term investments at the end of the third quarter of fiscal year 2022 totaled $1.3 billion.
On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $179.2 million for the third quarter of fiscal year 2022, compared with operating income of $175.7 million for the third quarter of fiscal year 2021. Operating margin was 24% for the third quarter of fiscal year 2022, compared with 31% for the third quarter of fiscal year 2021.
•Net Income and Net Income Per Diluted Share: Net income was $120.6 million for the third quarter of fiscal year 2022, compared with net income of $123.3 million for the third quarter of fiscal year 2021. Net income per diluted share was $0.47 for the third quarter of fiscal year 2022, compared with $0.48 for the third quarter of fiscal year 2021.
•Free Cash Flow: Cash flow from operations was $353.0 million and free cash flow was $312.3 million for the third quarter of fiscal year 2022. Free cash flow margin for the third quarter of fiscal year 2022 was 42%.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Atlassian Team ’22: Atlassian held its flagship Team ’22 conference on April 5th through April 7th both in-person and virtually. Thousands of customers, partners, and Atlassians gathered in-person in Las Vegas, and an additional 12,000+ people joined virtually from around the world. On-demand streaming content and recorded sessions for Team ’22 can be found at https://events.atlassian.com/team22.
•Atlassian Analytics: At Team ’22, Atlassian introduced Atlassian Analytics to enable customers to build customized, interactive dashboards that offer cross-project and cross-product overviews of workflows. Atlassian Analytics is powered by the Atlassian Data Lake that will initially have data from Jira Software and Jira Service Management and will expand across other products in our portfolio over time. Now teams can bring in data around stories and bugs assigned to them from Jira Software and visualize this alongside any change requests or incidents from Jira Service Management to assess what they should prioritize first. No-code visualization with Visual SQL provides a no-code way to explore data and create charts for teams and users who want to build reports fast without using SQL. Atlassian Analytics will also allow users to incorporate data from other business intelligence systems to provide an even more comprehensive view of their organization.
•Atlas: Atlassian’s latest offering in work management, Atlas, serves as a teamwork directory, connecting the dots between teams, their tools, and their work so that everyone in the company can find the information they need to keep their projects moving. Atlas surfaces project summaries alongside goals and progress, dependencies with other projects, and a rundown of who’s working on what.
•Compass: Atlassian has developed Compass to provide an answer to the changing nature of software development and the growing number of tools that developers use, offering them a unified view of their components and the teams that collaborate on them. Its component catalog visualizes dependencies and puts information like ownership, documentation, and metrics right next to each component so everything developers need are in one place. Compass also surfaces a health scorecard for each component to ensure resiliency, performance, security, and compliance in real time.
•Customer Growth: Atlassian ended its third quarter of fiscal year 2022 with a total customer count, on an active subscription or maintenance agreement basis, of 234,575 customers, adding 8,054 net new customers during the quarter. During the quarter, customer count was reduced by approximately 1,800 due primarily to Russia-based customers that were unable to pay, as a consequence of sanctions levied on their payment networks. Our public statement on Russia’s invasion of Ukraine can be found at: https://www.atlassian.com/blog/announcements/atlassian-stands-with-ukraine.
New Chief Technology Officer:
Atlassian announced that Rajeev Rajan will join the company as its new Chief Technology Officer (CTO) in May 2022. Rajeev brings a wealth of knowledge and experience in scaling global technology companies, having spent nearly five years at Meta, most recently as Vice President and Head of Engineering for Facebook and Head of Office for Meta in the Pacific Northwest Region. Prior to that, Rajeev spent over two decades at Microsoft across multiple products from Exchange to SQL Server to Active Directory, culminating in Office 365.
As previously announced last quarter, Sri Viswanath, Atlassian’s current CTO, will be leaving the company at the end of fiscal year 2022.
Financial Targets:
Atlassian is providing its financial targets for the fourth quarter of fiscal year 2022 as follows:
Fourth Quarter Fiscal Year 2022:
•Total revenue is expected to be in the range of $710 million to $725 million.
•Gross margin is expected to be in the range of 81% to 82% on an IFRS basis and in the range of 84% to 85% on a non-IFRS basis.
•Operating margin is expected to be approximately (11%) on an IFRS basis and approximately 15% on a non-IFRS basis.

•Net loss per diluted share is expected to be approximately ($0.40) on an IFRS basis, and net income per diluted share is expected to be approximately $0.24 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 254 million to 255 million shares when calculating diluted IFRS net loss per share and in the range of 257 million to 258 million shares when calculating diluted non-IFRS net income per share.
For additional commentary regarding financial targets, please see Atlassian’s third quarter fiscal year 2022 shareholder letter dated April 28, 2022.
With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, and net income (loss) per diluted share, has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast Details:
A detailed shareholder letter is available on Atlassian’s Work Life blog at https://atlassian.com/blog/announcements/shareholder-letter-q3fy22, and the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast to answer questions today:
•When: Thursday, April 28, 2022 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 225,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam
IR@atlassian.com
Media Contact
Marie-Claire Maple
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, outlook, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events.

Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
◦Net loss on settlements of exchangeable senior notes and capped call transactions.
•The related income tax effects on these items and discrete tax impact resulting from a non-recurring transaction.
•Purchases of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.

Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors and investors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Revenues:
Subscription	$555,126	$349,915	$1,499,409	$938,554
Maintenance	120,333	132,921	377,982	391,891
Other	65,032	85,892	165,650	199,148
Total revenues	740,491	568,728	2,043,041	1,529,593
Cost of revenues (1) (2)	119,374	84,888	332,553	238,054
Gross profit	621,117	483,840	1,710,488	1,291,539
Operating expenses:
Research and development (1) (2)	363,746	244,098	1,018,568	717,397
Marketing and sales (1) (2)	150,796	92,043	388,383	239,480
General and administrative (1)	122,707	78,184	346,741	225,502
Total operating expenses	637,249	414,325	1,753,692	1,182,379
Operating income (loss)	(16,132)	69,515	(43,204)	109,160
Other non-operating income (expense), net	(9,009)	150,662	(434,261)	(421,358)
Finance income	608	1,464	965	6,166
Finance costs	(6,024)	(10,591)	(19,213)	(114,614)
Income (loss) before income tax expense	(30,557)	211,050	(495,713)	(420,646)
Income tax expense	(530)	(51,210)	(12,948)	(62,596)
Net income (loss)	$(31,087)	$159,840	$(508,661)	$(483,242)
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.12)	$0.64	$(2.01)	$(1.94)
Diluted	$(0.12)	$0.63	$(2.01)	$(1.94)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	253,723	250,279	252,924	249,152
Diluted	253,723	255,128	252,924	249,152
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Cost of revenues	$11,731	$6,495	$33,207	$18,552
Research and development	115,397	63,699	335,232	198,235
Marketing and sales	28,794	11,774	82,982	30,224
General and administrative	31,289	16,296	91,775	44,676
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Cost of revenues	$5,709	$5,554	$16,997	$16,386
Research and development	94	41	281	124
Marketing and sales	2,302	2,278	6,839	6,894

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	March 31, 2022	June 30, 2021
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,194,803	$919,227
Short-term investments	86,215	313,001
Trade receivables	256,570	173,473
Tax receivables	7,666	2,332
Derivative assets	15,406	127,486
Prepaid expenses and other current assets	64,987	48,322
	1,625,647	1,583,841
Assets held for sale	58,964	43,665
Total current assets	1,684,611	1,627,506
Non-current assets:
Property and equipment, net	83,687	66,221
Deferred tax assets	37,153	36,174
Goodwill	733,799	725,758
Intangible assets, net	105,103	124,590
Right-of-use assets, net	265,092	205,300
Strategic investments	150,756	122,159
Other non-current assets	64,377	37,636
Total non-current assets	1,439,967	1,317,838
Total assets	$3,124,578	$2,945,344
Liabilities
Current liabilities:
Trade and other payables	$333,490	$266,497
Tax liabilities	3,617	42,051
Provisions	34,817	25,148
Deferred revenue	1,002,791	812,943
Lease obligations	39,558	42,446
Derivative liabilities	3,017	772,127
Exchangeable senior notes, net	—	348,799
Total current liabilities	1,417,290	2,310,011
Non-current liabilities:
Deferred tax liabilities	23,844	26,625
Provisions	14,441	12,435
Deferred revenue	89,294	84,652
Term loan facility, net	999,375	—
Lease obligations	276,287	214,103
Other non-current liabilities	1,087	2,604
Total non-current liabilities	1,404,328	340,419
Total liabilities	2,821,618	2,650,430
Equity
Share capital	25,412	25,164
Share premium	461,029	461,016
Other capital reserves	2,059,852	1,516,609
Other components of equity	79,875	104,832
Accumulated deficit	(2,323,208)	(1,812,707)
Total equity	302,960	294,914
Total liabilities and equity	$3,124,578	$2,945,344

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Operating activities
Income (loss) before income tax expense	$(30,557)	$211,050	$(495,713)	$(420,646)
Adjustments to reconcile income (loss) before income tax expense to net cash provided by operating activities:
Depreciation and amortization	12,093	13,906	37,410	41,124
Depreciation of right-of-use assets	10,806	9,418	31,938	28,010
Share-based payment expense	187,211	98,264	543,196	291,687
Net loss (gain) on exchange derivative and capped call transactions	—	(150,665)	424,482	415,933
Amortization of debt discount and issuance cost	117	7,275	3,957	104,302
Interest income	(608)	(1,464)	(965)	(6,166)
Interest expense	5,907	3,316	15,256	10,312
Net foreign currency loss (gain)	3,623	(266)	(8,033)	10,175
Net unrealized loss on investments	1,600	1,250	2,100	2,000
Net loss on sale of investments, disposal of assets and other	2,485	836	2,168	1,135
Changes in assets and liabilities:
Trade receivables	(14,980)	(35,420)	(83,183)	(80,943)
Prepaid expenses and other assets	(9,109)	(3,691)	(24,822)	(11,052)
Trade and other payables, provisions and other non-current liabilities	72,658	47,784	68,496	33,223
Deferred revenue	116,459	186,880	194,343	270,813
Interest received	633	3,018	1,719	10,472
Income tax paid, net	(5,309)	(14,455)	(59,250)	(43,416)
Net cash provided by operating activities	353,029	377,036	653,099	656,963
Investing activities
Business combinations, net of cash acquired	(12,377)	(41,460)	(12,377)	(83,624)
Purchases of intangible assets	(4,018)	—	(4,018)	—
Purchases of property and equipment	(26,473)	(5,365)	(45,935)	(22,730)
Purchases of investments	(7,918)	(24,254)	(123,921)	(93,519)
Proceeds from maturities of investments	2,600	135,245	64,087	330,549
Proceeds from sales of investments	—	1,092	186,262	48,786
Change in restricted cash	—	—	11,119	(2,162)
Payment of deferred consideration	(645)	—	(4,484)	(185)
Net cash provided by (used in) investing activities	(48,831)	65,258	70,733	177,115
Financing activities
Proceeds from exercise of share options	10	11	15	1,158
Payments of lease obligations	(14,278)	(11,303)	(38,090)	(33,538)
Payment of issuance costs for debt	—	—	—	(4,445)
Interest paid	(4,042)	(922)	(8,844)	(4,216)
Repayment of exchangeable senior notes	—	(591,550)	(1,548,686)	(1,263,047)
Proceeds from settlement of capped call transactions	—	63,305	135,497	136,081
Proceeds from term loan facility	—	—	1,000,000	—
Proceeds from other financing arrangements	9,515	—	9,515	—
Net cash used in financing activities	(8,795)	(540,459)	(450,593)	(1,168,007)
Effect of exchange rate changes on cash and cash equivalents	(270)	(2,100)	(2,623)	5,410
Net increase (decrease) in cash and cash equivalents	295,133	(100,265)	270,616	(328,519)
Cash and cash equivalents at beginning of period	899,394	1,251,715	919,227	1,479,969
Net decrease in cash and cash equivalents included in assets held for sale	276	—	4,960	—
Cash and cash equivalents at end of period	$1,194,803	$1,151,450	$1,194,803	$1,151,450

Atlassian Corporation Plc
Revenues by Deployment Options
(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Cloud	$399,453	$249,879	$1,081,455	$687,611
Data Center	151,095	94,739	401,398	237,149
Server (1)	132,333	164,229	407,399	467,460
Marketplace and services (2)	57,610	59,881	152,789	137,373
Total revenues	$740,491	$568,728	$2,043,041	$1,529,593

(1) Included in Server is perpetual license revenue. Perpetual license revenue is captured as other revenue on the Consolidated Statements of Operations.
(2) Included in Marketplace and services is premier support revenue. Premier support is a subscription-based arrangement for a higher level of support across different deployment options. Premier support is recognized as subscription revenue on the Consolidated Statements of Operations as the services are delivered over the term of the arrangement.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Gross profit
IFRS gross profit	$621,117	$483,840	$1,710,488	$1,291,539
Plus: Share-based payment expense	11,731	6,495	33,207	18,552
Plus: Amortization of acquired intangible assets	5,709	5,554	16,997	16,386
Non-IFRS gross profit	$638,557	$495,889	$1,760,692	$1,326,477
Operating income
IFRS operating income (loss)	$(16,132)	$69,515	$(43,204)	$109,160
Plus: Share-based payment expense	187,211	98,264	543,196	291,687
Plus: Amortization of acquired intangible assets	8,105	7,873	24,117	23,404
Non-IFRS operating income	$179,184	$175,652	$524,109	$424,251
Net income
IFRS net income (loss)	$(31,087)	$159,840	$(508,661)	$(483,242)
Plus: Share-based payment expense	187,211	98,264	543,196	291,687
Plus: Amortization of acquired intangible assets	8,105	7,873	24,117	23,404
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	(143,390)	427,853	520,235
Less: Income tax effects and adjustments	(43,646)	670	(120,285)	(56,745)
Non-IFRS net income	$120,583	$123,257	$366,220	$295,339
Net income per share
IFRS net income (loss) per share - diluted	$(0.12)	$0.63	$(2.01)	$(1.94)
Plus: Share-based payment expense	0.73	0.39	2.13	1.16
Plus: Amortization of acquired intangible assets	0.03	0.03	0.09	0.09
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	(0.57)	1.69	2.06
Less: Income tax effects and adjustments	(0.17)	—	(0.47)	(0.21)
Non-IFRS net income per share - diluted	$0.47	$0.48	$1.43	$1.16
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	253,723	255,128	252,924	249,152
Plus: Dilution from share options and RSUs (1)	3,007	—	3,729	5,301
Weighted-average shares used in computing diluted non-IFRS net income per share	256,730	255,128	256,653	254,453
Free cash flow
IFRS net cash provided by operating activities	$353,029	$377,036	$653,099	$656,963
Less: Capital expenditures	(26,473)	(5,365)	(45,935)	(22,730)
Less: Payments of lease obligations	(14,278)	(11,303)	(38,090)	(33,538)
Free cash flow	$312,278	$360,368	$569,074	$600,695

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and nine months ended March 31, 2022 and nine months ended March 31, 2021 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

Three Months Ending June 30, 2022
Revenue	$710 million to $725 million

IFRS gross margin	81% to 82%
Plus: Share-based payment expense	2
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	84% to 85%

IFRS operating margin	(11%)
Plus: Share-based payment expense	25
Plus: Amortization of acquired intangible assets	1
Non-IFRS operating margin	15%

IFRS net loss per share - diluted	($0.40)
Plus: Share-based payment expense	0.68
Plus: Amortization of acquired intangible assets	0.03
Less: Income tax effects and adjustments	(0.07)
Non-IFRS net income per share - diluted	0.24

Weighted-average shares used in computing diluted IFRS net loss per share	254 million to 255 million
Dilution from share options and RSUs (1)	3 million
Weighted-average shares used in computing diluted non-IFRS net income per share	257 million to 258 million
(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending June 30, 2022 because the effect would be anti-dilutive.